UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Dialogic Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25250T100

(CUSIP Number)

Tennenbaum Capital Partners, LLC 2951 28th Street, Suite 1000 Santa Monica, California 90405 (310) 566-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 6 Pages

SCHEDULE 13D

CUSIP No. 25250T100	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,499,950 shares (2)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 55,499,950 shares (2)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,499,950 shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.7% (3)
14	TYPE OF REPORTING PERSON IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Opportunities Fund, LLC, a Delaware limited liability company (“SVOF”), Special Value Expansion Fund, LLC, a Delaware limited liability company (“SVEF”), and Tennenbaum Opportunities Partners V, LP, a Delaware limited partnership (“TOP V” and, together with SVOF and SVEF, the “Funds”), which are the holders of shares of Common Stock of Dialogic Inc. beneficially owned by Tennenbaum Capital Partners, LLC.
(2)	Includes an aggregate of 18,000,000 shares of Common Stock of Dialogic Inc. that are currently issuable upon exercise of warrants described in Item 5 below.
(3)	Based on (a) 31,850,877 shares of Common Stock of Dialogic Inc. outstanding as of June 12, 2012 as reported by Dialogic Inc. in its Definitive Proxy Statement filed with the Securities and Exchange Commission on June 27, 2012, (b) 40,103,429 shares of Common Stock of Dialogic Inc. issued upon conversion of convertible notes as described in Item 5 below and (c) 18,000,000 shares of Common Stock of Dialogic Inc. that are currently issuable upon exercise of warrants described in Item 5 below, and computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 25250T100	Page 3 of 6

This Amendment No. 4 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 12, 2010, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on April 2, 2012, Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on April 16, 2012 and Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on May 14, 2012 (as amended, the “Schedule 13D”), relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Dialogic Inc., a Delaware corporation (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4.	Purpose of the Transaction

The information in Item 4 is hereby amended and supplemented as follows:

Upon the Stockholder Approval (defined below), the Reporting Person obtained the right to designate four members of the Board of Directors of the Issuer under the terms of the Series D-1 Preferred Stock. Messrs. Nick DeRoma, Dion Joannou, Giovani Richard Piasentin and Rajneesh Vig, who are current members of the Board, have agreed to be Board designees of the Reporting Person.

Item 5.	Interest in Securities of Issuer.

The information in Item 5 is hereby amended and restated as follows:

On August 8, 2012, the Issuer obtained approval from its stockholders (the “Stockholder Approval”) for (a) the issuance of 18,000,000 shares of Common Stock issuable upon exercise of the Warrants and (b) the Private Placement, which included the sale to accredited investors of $39,529,714.18 aggregate principal amount of the Notes and one share of the Issuer’s Series D-1 Preferred Stock.

Upon obtaining the Stockholder Approval, the Notes automatically converted into an aggregate of 40,103,534 shares of Common Stock. The portion of the Notes held by the Funds converted into 35,453,052 shares of Common Stock. In addition, the exchange cap limiting the exercise of the Warrants to 19.99% of the Common Stock was removed, and the Warrants became exercisable for the full amount of 18,000,000 shares of Common Stock.

(a)-(b) The Reporting Person beneficially owns 55,499,950 shares of Common Stock, which consists of (i) 2,046,898 shares of Common Stock previously held, (ii) 35,453,052 shares of Common Stock issued upon conversion of the Notes and (iii) 18,000,000 shares of Common Stock issuable upon exercise of the Warrants. The 55,499,950 shares of Common Stock beneficially owned by the Reporting Person constitute approximately 61.7% of the outstanding shares of Common Stock of the Issuer, based on (i) 31,850,877 shares of Common Stock outstanding as of June 12, 2012 as reported by the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on June 27, 2012, (ii) 40,103,429 shares of Common Stock issued upon conversion of the Notes and (iii) 18,000,000 shares of Common Stock issuable upon exercise of the Warrants. The Reporting Person has sole voting and dispositive power over the shares of Common Stock.

(c) Other than the issuance of Common Stock to the Reporting Person upon conversion of the Notes, there have been no transactions in shares of Common Stock effected by the Reporting Person during the past 60 days.

(d)-(e) Not applicable.

CUSIP No. 25250T100	Page 4 of 6

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2012	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	/s/ Rajneesh Vig
Name: Rajneesh Vig
Title: Managing Partner

CUSIP No. 25250T100	Page 5 of 6

Exhibit Index

Exhibit 1*	Acquisition Agreement, dated as of May 12, 2010, by and between the Issuer and Former Dialogic (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on October 6, 2010).

Exhibit 2*	Registration Rights Agreement, dated as of October 1, 2010, by and among the Issuer and the parties listed on Exhibit A thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on October 6, 2010).

Exhibit 3*	Second Amended and Restated Credit Agreement, dated as of October 1, 2010, by and among the Issuer, Former Dialogic, Obsidian, LLC, as agent, and the subsidiary guarantors and lenders that are signatories thereto.

Exhibit 4*	Loan Agreement, dated as of August 19, 2009, by and between Former Dialogic and Special Value Opportunities Fund, LLC.

Exhibit 5*	Loan Agreement, dated as of August 19, 2009, by and between Former Dialogic and Special Value Expansion Fund, LLC.

Exhibit 6*	Third Amended and Restated Credit Agreement, dated as of March 22, 2012, by and among the Issuer, Former Dialogic, Obsidian, LLC, as agent, and the subsidiary guarantors and lenders that are signatories thereto.

Exhibit 7*	Subscription Agreement, dated as of March 22, 2012, by and among the Issuer and the purchasers that are signatories thereto.

Exhibit 8*	Warrants to Purchase Common Stock dated as of March 22, 2012.

Exhibit 9*	Amended and Restated Registration Rights Agreement, dated as of March 22, 2012, by and among the Issuer and the parties listed on Exhibit A thereto.

Exhibit 10*	Certificate of Designation of Dialogic Inc. Series D-1 Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on April 13, 2012).

Exhibit 11*	Registration Rights Agreement, dated April 11, 2012, by and among Dialogic Inc. and the investors signatory thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on April 13, 2012).

Exhibit 12*	Securities Purchase Agreement, dated April 11, 2012, by and among Dialogic Inc. and the investors identified on the Schedule of Purchasers thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on April 13, 2012).

CUSIP No. 25250T100	Page 6 of 6

Exhibit 13*	Form of Dialogic Inc. Convertible Promissory Note issued April 11, 2012 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on April 13, 2012).

Exhibit 14*	First Amendment to Third Amended and Restated Credit Agreement, dated April 11, 2012, by and among Dialogic Inc., Dialogic Corporation, Obsidian LLC and the lenders signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on April 13, 2012).

Exhibit 15*	Form of Letter Agreement dated May 10, 2012 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 11, 2012).

*	Previously filed.